[Fluor Letterhead]

June 17, 2008

VIA EDGAR AND FAX

Ms. Jennifer Hardy

Legal Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement filed on March 14, 2008
File No. 1-16129

Dear Ms. Hardy:

The Staff provided comments, by letter dated May 27, 2008 (the “Comment Letter”), on the Company’s Form 10-K originally filed on February 29, 2008 and the Company’s Definitive Proxy Statement originally filed on March 14, 2008.  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter.  Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Era Anagnosti, the Staff Attorney identified in the Comment Letter.

Form 10-K for the Year Ended December 31, 2007

Business, page 1

1.     In future filings, please provide the information required by Item 101(c)(1)(ix) of Regulation S-K.

Response:

For the year ended December 31, 2007, revenue earned directly or indirectly from agencies of the United States government accounted for less than 10% of the Company’s

Ms. Jennifer Hardy

Securities and Exchange Commission

total revenue.  On page 12 of the Company’s Form 10-K, we included a risk factor stating that our government contracts may be terminated at any time and that termination of our government contracts could significantly reduce our expected revenue.  In future filings, the Company will include a similar disclosure in the Business section of our Form 10-K and will include any additional disclosure required by Item 101(c)(1)(ix) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed on March 14, 2008

Executive Compensation

Components of 2007 Named Executive Compensation, page 22
Annual Incentive Program, page 22

2.      In future filings, please identify the corporate diversity, corporate safety and government safety performance measures.

Response:

In the future, the Company will identify specific considerations that are material factors taken into account in assessing performance under these criteria.

3.      We note that for competitive reasons you do not disclose your business groups’ earnings before interest and taxes on page 23 or new awards gross margin on page 25.  Based on your disclosures, these targets seem material in determining the amount of compensation paid to the named executive officers and should be disclosed.  Please provide us with your analysis as to why disclosure of the particular targets would cause you competitive harm.  Please see Instruction 4 to Item 402(b) of Regulation S-K dealing with the standard used for determining whether disclosure would cause you competitive harm.  For additional guidance, please refer to our telephone interpretations found in the Division of Corporation Finance page of our website, in particular, the answer to Question 3.04, and the materials found in the “Staff Observations in the Review of Executive Compensation.”

Response:

A.            Business Group Earnings Before Interest and Taxes.

For 2007, government group earnings before interest and taxes was weighted as only 20% of one named executive officer’s potential annual incentive payment.  In future filings, we will disclose the targets related to the Company’s business groups’ earnings before interest and taxes to the extent they are material to any named executive officer’s annual incentives.

Ms. Jennifer Hardy

Securities and Exchange Commission

B.            New Awards Gross Margin Dollars and Percentage.

Overview

As described in our proxy statement, New Awards Gross Margin Dollars measures the total amount of project gross margin that the Company expects to receive as a result of projects awarded within the two-year performance period for the Company’s Value Driver Incentive Program.  New Awards Gross Margin Percentage is the total amount of gross margin the Company expects to receive as a result of projects awarded within the two-year performance period as a percentage of expected revenue from projects awarded during the same timeframe.

The target levels (minimum, target, upper target and maximum levels) for both objectives are determined each June for the two-year performance period and are prospective in nature.  For example, the 2007-2008 VDI awards granted in February 2007 and included in our proxy statement have a performance period beginning on January 1, 2007 and ending on December 31, 2008.  The objectives for the 2007-2008 program are based on the gross margins that the Company expects to receive as a result of projects awarded in that period.

Neither of the gross margin measures is publicly disclosed by the Company and neither is determinable by a review of our financial statements.  The Company previously disclosed this information but ceased doing so after 2003 when the Company determined that the disclosure could harm the Company’s competitive positioning and that none of the Company’s competitors were making similar disclosures.

Competitive Harm

The disclosure of the new awards gross margin measures, which represent a projection or target, could cause competitive harm to the Company by providing clients and competitors with valuable information on how the Company intends to price its services.  For example, a competitor could use the Company’s new awards gross margin metrics in order to determine its own pricing strategy, with the goal of cutting its own pricing to the point where the Company would not be able to match the pricing due to what the Company considers unacceptable profit margins.  In most instances, the Company participates in competitive bidding where each bidder submits their “best and final” offer for a contract award and the Company is not aware of the pricing offered by our competitors.  If our competitors cut their own pricing using our publicly disclosed expected new award gross margin information, the Company would not be able to counteract the lower bids of our competitors, whose margins are not similarly disclosed, and the disclosure would prove particularly harmful to our competitive position.  In addition, a competitor may share its conclusions with our clients in an attempt to portray the Company as an overpriced service provider who is making “excessive” profits.  This could potentially result in discouraging our clients from contracting with us or

Ms. Jennifer Hardy

Securities and Exchange Commission

encouraging our clients to seek lower pricing. Finally, competitors and clients may view the new awards gross margin percentage “maximum” target value as the highest margin percentage we expect to earn and therefore seek to drive pricing below that level, even though some projects may have percentage margins in excess of that target level.  Clients with specific details about the Company’s future margin goals (and therefore costs and pricing) could leverage this information to obtain lower pricing and other more favorable terms.

Furthermore, disclosure of these targets on an ongoing basis would allow our competitors and clients to see our expected goals and track our trends.  Competitors and clients would be able to discern whether the forecast for new awards gross margin is going up or down and then use that information for their own negotiating purposes.  For example, if we set targets at a higher level than previous years, competitors and clients may discern that we expect new awards gross margin to climb and may argue that we are charging excessive margins.  If we set targets at a lower level than previous years, competitors and clients may surmise that our business is slowing and that we should be more willing to negotiate lower pricing to increase business volume.

Conclusion

The Organization & Compensation Committee of our Board of Directors has acknowledged that the new awards gross margin metrics are key financial goals necessary for the Company to be successful and have therefore established them as key compensation objectives.  The Committee selected these performance criteria because, although measured over a two-year period, they relate to contracts that typically will extend a number of years into the future and thus will generate, and position the Company for, increased future earnings.  These targets are deliberately set at aggressive levels, which can be higher than actual margins achieved; and, as noted earlier, the performance measures are not determinable by a review of the Company’s audited financial statements.  The Company believes that the SEC rules regarding confidentiality are intended to allow the Committee to establish important performance targets without concern that they are subjecting the Company to competitive harm.

We believe that disclosing the new awards gross margin measures could result in substantial competitive harm to our business and therefore believe that such disclosure is not required in accordance with Item 402(b).  We will, however, in the future describe how likely it will be for the Company to achieve the target levels.

Ms. Jennifer Hardy

Securities and Exchange Commission

Value Driver Incentive Program, page 25

4.      In your future filings, please consider including a tabular presentation of the applicable minimum, target and upper target values and the corresponding payout amount expressed in percentages of salary for each named executive officer.

Response:

In future filings, the Company will provide a tabular presentation of the amount potentially payable under the value driver incentive program (at target, minimum and maximum payout) for each of the named executive officers relative to their salary.

Restricted Stock and Non-Qualified Stock Options, page 25

5.      In future filings, please address how the compensation committee decides the number of restricted stock awards and the number of stock options to be issued to each named executive officer and the frequency of these grants.

Response:

As disclosed on page 24 of the proxy statement, as part of the long term incentive grant for 2007, VDI, restricted stock and stock option grants were allocated in equal thirds to the named executive officers.  In future filings, we will address how the compensation committee decides the overall amount of the long term incentive grant, the number of restricted stock awards and stock options to be issued to each named executive officer as part of the grant, and the frequency of these grants.

*  *  *

Ms. Jennifer Hardy

Securities and Exchange Commission

Fluor Corporation acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

DMS/das

cc:	Securities and Exchange Commission
Era Anagnosti

Fluor Corporation
Carlos M. Hernandez; Eric P. Helm; Wendy A. Hallgren; Gary G. Smalley

Ernst & Young LLP
Billie I. Williamson

Gibson, Dunn & Crutcher LLP
Ronald O. Mueller